UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the
Superintendencia de Valores y Seguros de Chile on August 7, 2007

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              82___________

For Immediate release SQM reports earnings for the FIRST HALF of 2007

Highlights

•	Second quarter 2007 earnings of US$1.94 per ADR increased 24.4% compared with the US$1.56 reported in the second quarter of 2006

•	First half 2007 earnings of US$3.57 per ADR increased 24.8% compared with the US$2.86 reported in the first half of 2006

•
Second quarter revenues were 12.6% higher than those of the second quarter last year. Revenues for the first six months of this year were 10.7% higher than those recorded during the first half of the previous year.

Santiago, Chile, August 7, 2007.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the second quarter of 2007, which reached US$51.0 million (US$1.94 per ADR), 24.4% higher than the US$41.0 million (US$1.56 per ADR) recorded during the second quarter of 2006. Operating income reached US$73.5 million (22.8% of revenues), compared to the US$64.4 million (22.6% of revenues) of the year-ago quarter. Revenues reached US$321.6 million, approximately 12.6% higher than the US$285.6 million recorded for the second quarter of 2006.

SQM’s Chief Executive Officer, Patricio Contesse, stated “We have achieved a very good quarter and first half in terms of earnings, revenues and operating income. We are facing a positive scenario in the fertilizer industry and we are confident that the price conditions will continue to improve”. He continued “Clearly, our results have been positively impacted by the price increase of the lithium carbonate and the stable conditions of the iodine price”

Earnings for the first half of 2007 reached US$ 93.9 million (US$ 3.57 per ADR), 24.8% higher than the US$ 75.3 million (US$ 2.86 per ADR) reported for the first half of the previous year. Operating income for the first half of 2007 was US$132.3 million (23.7% of revenues), compared to the US$ 113.0 million (22.4% of revenues) of the first half of the previous year. Revenues obtained during the first half of 2007 reached US$ 558.8 million, approximately 10.7% higher than the US$504.7 million reported for the same period of the previous year.

Patricio Contesse indicated “In the short term, our main challenge is to reduce our production costs, mainly affected by the price of energy and the shortage of natural gas. In the medium term, our challenge in the lithium industry is the new production capacity coming from China and the expected demand increase from the electric and hybrid cars”.

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition

During the second quarter of 2007 revenues reached US$172.3 million, 20.8% higher than the US$142.6 million recorded during the second quarter of 2006.

Revenues for the first half of 2007 reached US$275.1 million, 9.9% higher than the US$ 250.2 million of the same period of the previous year.

		2007	2006	2007/2006
Sodium nitrate	Th. Ton	30,0	27,5	2,5	9%
Potassium nitrate and sodium potassium nitrate	Th. Ton	379,8	329,6	50,2	15%
Blended and borate specialty plant nutrients	Th. Ton	91,6	89,3	2,3	3%
Other non SQM specialty plant nutrients (*)	Th. Ton	54,9	66,4	-11,5	-17%
Potassium sulfate	Th. Ton	90,3	94,8	-4,5	-5%
Revenues Specialty Plant Nutrition	MUS$	275,1	250,2	24,9	10%

The main factors that explain the difference between first half 2007 versus the same period of the previous year are:

▪
Sales of sodium potassium nitrate and potassium nitrate in Latin America were higher than those registered last year. Particularly, the increase in sales volumes recorded during the second quarter was mainly in the Brazilian market.

▪	Higher sales of water soluble SPN in Europe, Mexico and Spain. Weather conditions in Spain have improved compared to last year, positively affecting our volumes

▪	Prices have remained similar to those of the previous year.

We expect the positive conditions to remain throughout the remainder of the year. Therefore we expect second half 2007 sales volumes to be higher than the volumes recorded in the second half of 2006.

Specialty plant nutrition gross margin(1) for the first half of 2007 represented approximately 33% of SQM’s consolidated gross margin.

2.- Iodine and iodine derivatives

Iodine and iodine derivatives revenues for the second quarter of 2007 reached US$57.1 million, 6.9% lower than the US$61.4 million recorded during the second quarter of 2006.

During the first half of 2007 revenues reached US$109.0 million, 3.8% lower than the US$ 113.4 million of the same period of the previous year.

		2007	2006	2007/2006
Iodine and derivatives	Th. Ton	4,6	5,2	-0,6	-11%
Revenues Iodine and derivatives	MUS$	109,0	113,4	-4,3	-4%

The lower revenues reached in this business line are explained by lower sales volumes, which were partially offset by the higher prices recorded during the same period.

Sales prices during the first half of 2007 increased by approximately US$1.8 per kilogram compared with the same period of the previous year, and we believe that current iodine prices will remain at these levels during the rest of the year.

Demand continues to grow with rates of approximately 2-3% this year.

The decrease in our sales volumes is the result of the increase in production capacity by other Chilean producers. However, we expect that this trend will change during the second half of the year and, accordingly, our sales volumes for the second half of 2007 should be slightly higher than those recorded during the second half of 2006.

Currently, SQM is the only producer in the world with relevant excess capacity. With this, and considering that demand is increasing, we believe we are the best positioned to capture the future demand growth, as we are ready to supply the needs of the market if it grows more than expected or if another producer fails to deliver.

Iodine and iodine derivatives gross margin for the first half of 2007 represented approximately 26% of SQM’s consolidated gross margin.

3.- Lithium and lithium derivatives

Lithium and lithium derivatives revenues for the second quarter of 2007 reached US$48.9 million, 51.3% higher than the US$32.3 million reached for the same period of 2006.

During the first half of 2007 revenues reached US$ 93.5 million, 60.8% higher than the US$ 58.1 million recorded for the first half of 2006.

		2007	2006	2007/2006
Lithium carbonate and derivatives	Th. Ton	15,8	15,0	0,8	5%
Revenues Lithium and derivatives	MUS$	93,5	58,1	35,3	61%

Higher revenues in this business line are mainly explained by improved price conditions in lithium carbonate and lithium hydroxide.

This price increase is in line with what we had expected and consistent with the current tight supply scenario. In addition to this, on April this year an important supply contract finished, allowing us to take all of that volume to a price level closer to market. Going forward, we think that pricing for the second half of 2007 should be similar to what we recorded during this first half.

Regarding lithium carbonate supply, the tight market conditions should loosen up by the end of this year as the new expected production from Chinese producers comes into the market. Our own production capacity expansion should be ready by the second half of 2008.

Demand, on the other hand, continues to be very strong, with batteries being the highest growth end-market, and Japan being the geographic area showing the most dynamic growth.

During the first half of this year, lithium hydroxide sales volumes and prices were higher than those reached during the same period of 2006. The price increase is both the result of lithium carbonate’s higher prices, which is an important raw material for lithium hydroxide, and the 4% growth experienced by the grease industry, which represents approximately 80% of the end markets, mainly in North America and Southeast Asia.

In addition to the two main products in this business line, SQM registered revenues of approximately US$ 5.2 million in butyl lithium and lithium chloride.

Lithium and lithium derivatives gross margin for the first half of 2007 represented approximately 31% of SQM’s consolidated gross margin.

4.- Industrial chemicals

Industrial Chemicals revenues during the second quarter of 2007 reached US$19.5 million, 7.9% higher than the US$18.1 million recorded for the same period of the previous year.

During the first half of 2007 revenues reached US$39.0 million, 10.4% higher than the US$35.4 million of the same period of the previous year.

		2007	2006	2007/2006
Industrial nitrates	Th. Ton	83,3	80,8	2,5	3%
Boric acid	Th. Ton	5,1	5,1	-0,1	-1%
Revenues Industrial Chemicals	MUS$	39,0	35,4	3,7	10%

The increase in revenues in this business line is mainly explained by higher sales volumes of sodium nitrate to the explosives industry, for applications like mining and quarries, and better pricing conditions.

We expect volumes for the second half of 2007 to be higher than in the second half of 2006, mainly due to new projects in Europe and Southeast Asia

Potassium nitrate sales volumes were flat compared to the first half of 2006, as the effect of lower sales volumes to the CRT Industry has already been absorbed by the business.

Industrial chemicals gross margin for the first half of 2007 represented approximately 5% of SQM’s consolidated gross margin.

5.- Others

Potassium chloride

Revenues for the second quarter of 2007 reached US$12.0 million, 58.4% higher than the US$7.6 million reached during the same period of 2006.

During the first half of 2007 revenues reached US$ 20.1 million, 72.4% higher than the US$ 11.7 million recorded in the first half of 2006

		2007,0	2006,0	2007/2006
Potassium chloride	Th. Ton	78,4	45,2	33,2	73%
Revenues Potassium Chloride	MUS$	20,1	11,7	8,5	72%

We expect second half 2007 sales volumes to be significantly higher than those of the second half of 2006, maintaining the same trend observed so far, positively affecting margin contribution.

Other commodity fertilizers

Sales of other commodity fertilizers decreased to US$11.8 million during the second quarter of 2007, to US$23.7 million for the same period of 2006.

During the first half of 2007 revenues reached US$ 22.0 million, lower than the US$ 35.9 million recorded in the first half of 2006.

The decrease in these revenues is the direct result of the sale of our trading affiliate in Mexico during second half last year.

Selling and administrative expenses

Selling and Administrative Expenses reached US$32.1 million (5.7% of revenues) during the first half of 2007 compared to the US$33.1 million (6.6% of revenues) recorded during the same period of the previous year.

Operating costs

As informed in the first quarter earning release, year over year operating costs are higher mainly due to the energy, raw materials and exchange rate factors:

•	As oil price continues to increase, SQM operations that are intensive in diesel and fuel oil consumption are suffering from increased costs.
•	Raw materials continue with its upward trend, increasing costs across all business lines
•	Strengthening of the Chilean peso has increased the dollar value of our peso-related costs.

Second quarter production costs were negatively affected by the significant gas shortages that had to be replaced by higher-cost alternative fuels.

Additionally, SQM expects that second half production costs will continue to be negatively affected by the gas shortages from Argentina that the company has been suffering since April of this year.

Non-operating Income

The company recorded a non-operating loss for the first half of 2007 of US$13.1 million which is lower than the US$17.3 million loss of the same period of the previous year.

Net financial expenses(2) reached US$(5.4) million during the first half of 2007, lower than the US$(8.1) million of the first half of 2006. This decrease in financial expenses is related to the decrease in the interest rates of the financial debt that was renewed during 2006 and the negative carry of the US$ 200 million we raised in April 2006 to refinance the US$ 200 million maturing in September of the same year.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income and capitalized interests during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:
•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact:
Patricio Vargas, 56-2-4252274 / 56-2-4252485 / patricio.vargas@sqm.com
Romina Soza, 56-2-4252074 / 56-2-4252485 / romina.soza@sqm.com

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
			For the 6-month period
(US$ Millions)	For the 2 nd Quarter		ended June 30,
	2007	2006	2007	2006
Revenues	321,6	285,6	558,8	504,7

Specialty Fertilizers	172,3	142,6	275,1	250,2
Potassium nitrate and Blended Fertilizers(1)	153,0	122,3	242,5	217,6
Potassium Sulfate	19,3	20,3	32,6	32,6
Industrial Chemicals	19,5	18,1	39,0	35,4
Industrial Nitrates	18,0	16,7	36,1	32,5
Boric Acid	1,5	1,4	2,9	2,9
Iodine and iodine derivatives	57,1	61,4	109,0	113,4
Lithium and lithium derivatives	48,9	32,3	93,5	58,1
Other Income	23,8	31,3	42,2	47,6
Potassium Chloride (Potash)	12,0	7,6	20,1	11,7
Others	11,8	23,7	22,0	35,9

Cost of Goods Sold	(206,1)	(180,7)	(347,4)	(314,6)
Depreciation	(24,3)	(23,0)	(47,0)	(44,0)
Gross Margin	91,3	81,9	164,3	146,1
Selling and Administrative Expenses	(17,8)	(17,5)	(32,1)	(33,1)
Operating Income	73,5	64,4	132,3	113,0
Non-Operating Income	(8,4)	(11,8)	(13,1)	(17,3)
Financial Income	2,1	4,2	4,7	6,1
Financial Expenses	(4,7)	(8,6)	(10,0)	(14,2)
Others	(5,8)	(7,4)	(7,7)	(9,2)
Income Before Taxes	65,1	52,6	119,2	95,6
Income Tax	(13,5)	(11,2)	(24,1)	(19,6)
Other Items	(0,6)	(0,5)	(1,1)	(0,4)

Net Income	51,0	41,0	93,9	75,3
Net Income per ADR (US$)	1,94	1,56	3,57	2,86

(1) Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers

Balance Sheet
(US$ Millions)	As of June 30
	2007	2006
Current Assets	819,8	906,9
Cash and cash equivalents (1)	117,2	242,1
Account receivables (2)	274,9	233,9
Inventories	377,5	374,3
Others	50,2	56,6

Fixed Assets	951,9	892,5

Other Assets	99,9	120,7
Investment in related companies (3)	53,8	61,8
Others	46,1	59,0

Total Assets	1.871,6	1.920,1

Current Liabilities	193,1	402,8
Short term interest bearing debt	11,0	262,0
Others	182,1	391,8

Long-Term Liabilities	549,5	462,2
Long term interest bearing debt	478,1	398,4
Others	71,4	63,8

Minority Interest	39,2	34,9

Shareholders' Equity	1.089,8	1.020,1

Total Liabilities	1.871,6	1.920,1

Current Ratio (4)	4,2	2,3
Net Debt / Total capitalization (5)	24,8%	28,4%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:   /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: August 7, 2007